UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2020, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On November 12, 2020, the Company issued a press release announcing the filing of its financial results for the three and nine months ended September 30, 2020 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Financial Summary - Third Quarter 2020 vs. Third Quarter 2019” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	September 30,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$16,648	$15,931
Restricted Cash	113	112
Short-term deposits	10,423	27,938
Marketable debt securities	31,514	31,622
Other receivable	642	827
Total current assets	59,340	76,430

Right of use assets	437	538
Property and equipment, net	176	171
Total non-current assets	613	709

Total assets	$59,953	$77,139

Liabilities and stockholders' equity

Current liabilities
Trade payables	$5,151	$5,999
Other payables	899	935
Total current liabilities	6,050	6,934

Non-current liabilities
Lease obligation	$247	$352
Total non-current liabilities	247	352

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding:
21,312,043 shares as of September 30, 2020; 21,139,385 shares as of December 31, 2019	58	58
Additional paid-in capital	178,938	176,696
Accumulated other comprehensive gain	90	35
Accumulated deficit	(125,430)	(106,936)
Total stockholders' equity	53,656	69,853

Total liabilities and stockholders' equity	$59,953	$77,139

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Research and development expenses	$6,536	$4,054	$17,057	$10,817

General and administrative expenses	1,054	953	2,811	2,931

Total operating expenses	7,590	5,007	19,868	13,748

Financial income, net	(685)	(493)	(1,374)	(1,573)
Net loss	$6,905	$4,514	$18,494	$12,175
Basic and diluted net loss per share	$0.32	$0.21	$0.87	$0.58
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	21,268,730	21,123,418	21,191,196	21,109,421

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net loss	$6,905	$4,514	$18,494	$12,175
Other comprehensive loss (gain):
Net unrealized loss (gain) on available for sale securities	408	(11)	(55)	(63)
Comprehensive loss	$7,313	$4,503	$18,439	$12,112

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

					Accumulated
				Additional	other
	Ordinary shares			paid-in	Comprehensive	Accumulated
	Shares	Amount		capital	loss	Deficit	Total
Balance - December 31, 2018	21,018,919	$58		$174,322	$(11)	$(86,475)	$87,894
Stock-based compensation	-	-		1,007	-	-	1,007
Exercise of options and restricted stock units	102,418	(*	)	95	-	-	95
Unrealized gain from marketable debt securities	-	-		-	52	-	52
Net loss	-	-		-	-	(7,661)	(7,661)
Balance - June 30, 2019	21,121,337	$58		$175,424	$41	$(94,136)	$81,387
Stock-based compensation	-	-		539	-	-	539
Exercise of options and restricted stock units	2,773	(*	)	-	-	-	-
Unrealized gain from marketable debt securities	-	-		-	11	-	11
Net loss	-	-		-	-	(4,514)	(4,514)
Balance - September 30, 2019	21,124,110	$58		$175,963	$52	$(98,650)	$77,423

					Accumulated
				Additional	other
	Ordinary shares			paid-in	Comprehensive	Accumulated
	Shares	Amount		capital	loss	Deficit	Total
Balance - December 31, 2019	21,139,385	$58		$176,696	$35	$(106,936)	$69,853
Stock based compensation	-	-		1,096	-	-	1,096
Exercise of options and restricted stock units	13,781	-		61	-	-	61
Unrealized loss from marketable debt securities	-	-		-	463	-	463
Net loss	-	-		-	-	(11,589)	(11,589)
Balance - June 30, 2020	21,153,166	$58		$177,853	$498	$118,525	$59,884
Stock-based compensation	-	-		378	-	-	378
ATM	136,300	(*	)	707	-	-	707
Exercise of options	22,577	(*	)	-	-	-	(* )
Unrealized gain from marketable debt securities	-	-		-	(408)	-	(408)
Net loss	-	-		-	-	(6,905)	(6,905)
Balance - September 30, 2020	21,312,043	$58		$178,938	$90	$(125,430)	$53,656

(*) Represents amount less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Nine months ended
	September 30,
	2020	2019
Cash flow from operating activities

Net loss	$(18,494)	$(12,175)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	28	27
Stock-based compensation expense	1,474	1,546
Amortization of premium (discount) on marketable debt securities	36	(93)
Interest income from short-term deposits	(268)	(161)
Gain from realization of marketable debt securities	(522)	(10)
Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable	185	(680)
Increase (decrease) in trade payables	(848)	928
Decrease in other accounts payable	(40)	(253)
Net cash used in operating activities	(18,449)	(10,871)

Cash flow from investing activities
Purchase of property and equipment	(33)	(9)
Investment in available for sale securities	(45,226)	(72,600)
Investment in short term deposits, net	17,783	(14,180)
Consideration from sale of available for sale securities	45,875	91,697
Net cash provided by investing activities	18,399	4,908

Cash flow from financing activities
Proceeds from exercise of options	61	95
Issuance of Ordinary shares upon ATM, net of issuance cost	707	-
Net cash provided in financing activities	768	95

Increase (decrease) in cash and cash equivalents and restricted cash	718	(5,868)
Cash and cash equivalents and restricted cash at the beginning of the period Cash and cash equivalents and restricted cash at the end of the period	16,043	24,159
	$16,761	$18,291
Supplemental disclosure of cash flow information:
Cash received from interest	$966	$1,542
Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$-	$679

Assets acquired under operating leases	$35	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. The Company also holds two additional wholly-owned subsidiaries incorporated in Israel: 1) Galmed Research and Development Ltd, which holds all of the Group’s intellectual property, and is the operational arm of Galmed; and (2) Galtopa Therapeutics Ltd., an inactive company.

These unaudited interim consolidated financial statements have been prepared as of September 30, 2020 and for the three and nine months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 12, 2020 (the "Annual Report"). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments”, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The adoption of the standard did not have a material effect on the Company’s interim consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

Note 3 - Stockholders' Equity

1.	During the nine months ended September 30, 2020, certain office holders and former employees exercised options into 33,577 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $61 thousand.

2.	During the nine months ended September 30, 2020, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 2,781 ordinary shares of the Company, NIS 0.01 par value per share.

3.	In March 2020, the Company granted options to purchase 67,500 ordinary shares of the Company to several employees. The options are exercisable at $4.21 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million.

4.	On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program (the “A&R Sales Agreement”). Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, the Company may offer and sell $31.9 million of its ordinary shares. As of September 30, 2020, the Company sold 136,300 ordinary shares under the A&R Sales Agreement for total net proceeds of approximately $0.8 million.

5.	On August 13, 2020, the Company’s annual shareholders’ meeting approved a grant of options to purchase 250,000 ordinary shares of the Company to two of its directors. The option exercise price ranges between $4.77 and $5.12 per share, have a 10-year term and with a vesting period that varies between 3 and 4 years. The aggregate grant date fair value of such options was approximately $0.8 million.

6.

On November 10, 2020, the Company's compensation committee and board of directors approved the grant of options to purchase 487,500 ordinary shares of the Company to certain officers and employees of the Company, of which a grant of 220,000 options to the Company’s CEO is subject to shareholder approval. The options are exercisable at $3.33 per share, have a 10-year term and vest over a period of four years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or for any other pre-clinical or clinical trials;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	the impact of the COVID-19 pandemic on our operations;

•	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol or any other product candidate;

•	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

•	third-party payor reimbursement for Aramchol or any other product candidate;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol or any other product candidate by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 12, 2020, in our Report on Form 6-K filed with the SEC on May 14, 2020 and in our Report on Form 6-K filed with the SEC on August 6, 2020, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis.

We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and plan to initiate a first in human study by the first quarter of 2021.

Recent Developments

In September 2020, we announced that we entered into a research agreement with Gannex Pharma Co. Ltd, a wholly owned company of Ascletis Pharma Inc (HKEX:1672) which is developing its ASC41 molecule (THR-beta agonist) for NASH. The research agreement is aimed at combination therapy of ASC41 and Aramchol for the treatment of NASH and fibrosis.

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics to identify and optimize the selected microbiome repertoire associated with the response to Aramchol.  The research will also focus on development of standalone microbiome-based treatment for NASH and fibrosis.

Impact of COVID-19 on our Operations

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, we temporarily halted the screening of new patients for the ARMOR Study and temporarily suspended the opening of new trial sites. Since June 2020, we have lifted some of the constraints in the U.S. in states identified as “green states” allowing individual investigators to determine whether it is safe to resume screening activities and recruitment and we have opened sites in ten additional countries, including Korea, Turkey, Belgium, France, Spain, Canada, Mexico, Chile, Australia and the UK. We continue to closely monitor the local situation in the U.S. and other countries around the world. However, the ongoing spread of the COVID-19 pandemic has prevented the activation of many the ARMOR study sites and many of the sites that have been activated have halted elective clinical activity due to local restrictions. To help mitigate cost overrun, we are continuing to take several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, we downsized our in-house clinical force and we reduced directors’ cash fees by 50% for the first half of 2020. As previously disclosed, we expect that we will not complete enrollment of the ARMOR Study in our original timeframe and we currently expect a further delay in completion of enrollment and reporting of top-line results. We are currently working on a revised recruitment plan which precludes providing any firm estimates as to timing at this time.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At September 30, 2020, we had current assets of $59.3 million, which includes cash and cash equivalents of $16.6 million, short-term deposits of $10.4 million, marketable debt securities of $31.5 million and restricted cash of $0.1 million. This compares with current assets of $76.4 million at December 31, 2019, which includes cash and cash equivalents of $15.9 million, short-term deposits of $27.9 million, marketable debt securities of $31.6 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of the coronavirus outbreak, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's and Amilo-5Mer’s development, our future research and development expenses will depend largely on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels and continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation. At this time, we do not anticipate that the effects of the COVID-19 pandemic will materially affect our general and administrative expense.

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and nine months ended September 30, 2020 as compared to the three and nine months ended September 30, 2019.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(In thousands, except per share data)
Research and development expenses	6,536	4,054	17,057	10,817
General and administrative expenses	1,054	953	2,811	2,931
Total operating expenses	7,590	5,007	19,868	13,748
Financial income, net	(685)	(493)	(1,374)	(1,573)
Net loss	6,905	4,514	18,494	12,175
Other comprehensive loss (income):	408	(11)	(55)	(63)
Comprehensive loss	7,313	4,503	18,439	12,112
Basic and diluted net loss per share	$0.32	$0.21	$0.87	$0.58

Research and Development Expenses

Our research and development expenses amounted to approximately $6.5 million and approximately $17.1 million during the three and nine months ended September 30, 2020, respectively, representing an increase of approximately $2.4 million, or 59%, and approximately $6.3 million, or 58%, respectively, compared to approximately $4.1 million and approximately $10.8 million for the comparable period in 2019.

The increase during the three months ended September 30, 2020 primarily resulted from an increase in clinical studies expenses in connection with our ongoing ARMOR study of approximately $1.7 million.

The increase during the nine months ended September 30, 2020 primarily resulted from an increase in clinical study expenses and CMC and formulation expenses in an amount of approximately $3.5 million and $2.0 million, respectively. The increase in clinical trial expenses is in connection with our ongoing ARMOR Study while the increase in CMC and formulation expenses are in connection with the manufacturing of Aramchol API to support the ARMOR Study and the development of Aramchol Meglumine.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.1 million and approximately $2.8 million during the three and nine months ended September 30, 2020, respectively, representing an increase of approximately $0.1 million, or 10%, and a decrease of approximately $0.1 million, or 3%, to approximately $1.0 million and approximately $2.9 million for the comparable period in 2019. The increase in general and administrative expenses for the three months ended September 30, 2020 resulted primarily from an increase in the cost of our D&O insurance policy premium.

Operating Loss

As a result of the foregoing, for the three and nine months ended September 30, 2020, our operating loss was approximately $7.6 million and approximately $19.9 million, respectively, representing an increase of $2.6 million, or 52%, and an increase of $6.2 million, or 45%, respectively, as compared to approximately $5.0 million and approximately $13.7 million for the comparable period in 2019.

Financial Income, Net

Our financial income amounted to approximately $0.7 million and approximately $1.4 million during the three and nine months ended September 30, 2020, respectively, representing an increase of approximately $0.2 million, or 40%, and a decrease of approximately $0.2 million, or 13%, respectively, compared to $0.5 million and $1.6 million for the comparable period in 2019.

The increase in financial income for the three months ended September 30, 2020 primarily relates to realization of unrealized gains from prior periods.

Net Loss

As a result of the foregoing, for the three and nine months ended September 30, 2020, our net loss was approximately $6.9 million and approximately $18.5 million, respectively, representing an increase of $2.4 million, or 53%, and an increase of $6.3 million, or 52%, respectively, as compared to approximately $4.5 million and approximately $12.2 million for the comparable period in 2019.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of September 30, 2020, we had an accumulated deficit of approximately $125.4 million and positive working capital (current assets less current liabilities) of approximately $53.3 million. We expect that operating losses will continue for the foreseeable future.

As of September 30, 2020, we had cash and cash equivalents of approximately $16.6 million, restricted cash of approximately $0.1 million, short-term deposits of approximately $10.4 million, and marketable debt securities of approximately $31.5 million invested in accordance with our investment policy, totaling approximately $58.7 million, as compared to approximately $15.9 million, $0.1 million, $27.9 million and $31.6 million as of December 31, 2019, respectively, totaling approximately $75.6 million. The decrease is mainly attributable to our $18.4 million negative cash flow from operating expenses during the nine months ended September 30, 2020.

We had negative cash flow from operating activities of approximately $18.4 million for the nine months ended September 30, 2020, as compared to negative cash flow from operating activities of approximately $10.9 million for the nine months ended September 30, 2019. The negative cash flow from operating activities for the nine months ended September 30, 2020 is mainly attributable to our net loss of approximately $18.5 million.

We had positive cash flow from investing activities of approximately $18.4 million for the nine months ended September 30, 2020, as compared to a positive cash flow from investing activities of approximately $4.9 million for the nine months ended September 30, 2019. The positive cash flow from investing activities for the nine months ended September 30, 2020 was primarily due to the net maturity of short-term deposits.

We had positive cash flow from financing activities of approximately $0.8 million for the nine months ended September 30, 2020, as compared to a positive cash flow from financing activities of approximately $0.1 million for the nine months ended September 30, 2019. The positive cash flow from financing activities for the nine months ended September 30, 2020 was due to proceeds from our “at the market” offering.

On May 15, 2020, we amended and restated the Sales Agreement dated December 22, 2017 between us and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for our “at the market offering” program, or the A&R Sales Agreement. Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, we may offer and sell $31.9 million of our ordinary shares. During July 2020, we sold 136,300 ordinary shares under the A&R Sales Agreement for total net proceeds of approximately $0.8 million. As a result, we had approximately $31.1 million remaining available for future sales under the A&R Sales Agreement.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, additional funding will be necessary to fund our ARMOR trial and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the impact of the COVID-19 pandemic on our operations;

•	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate; and

•	market conditions.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Our business is subject to various risks, including those described in Item 3D of our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no material changes from the risk factors disclosed in Item 3D of our Annual Report on Form 20-F and our Reports on Form 6-K filed with the SEC on May 14, 2020 and August 6, 2020, except for the additional risk factors set forth below.

Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic, which has impacted and is expected to continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we have implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by COVID-19 and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, We temporarily halted the screening of new patients, for the ARMOR Study and temporarily suspended the opening of new trial sites. Since June 2020, we have lifted some of the constraints in the U.S. in states identified as “green states” allowing individual investigators to determine whether it is safe to resume screening activities and recruitment and have opened sites in ten additional countries, including Korea, Turkey, Belgium, France, Spain, Canada, Mexico, Chile, Australia and the UK. We continue to closely monitor the local situation in the U.S. and other countries around the world. However, the ongoing spread of the COVID-19 pandemic has prevented the activation of many of these sites and many of the sites that have been activated have not resumed elective clinical activity due to local restrictions. To help mitigate cost overrun, we are continuing to take several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, we downsized our in-house clinical force and we reduced directors’ cash fees by 50% for the first half of 2020. As previously disclosed, we expect that we will not complete enrollment of the ARMOR Study in our original timeframe and we currently expect a further delay in completion of enrollment and reporting of top-line results. We are currently working on a revised recruitment plan which precludes providing any firm estimates as to timing at this time.

In addition, the rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of the second and any further wave of COVID-19. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study, our Amilo-5Mer program and any other pre-clinical or clinical studies, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;

•	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;

•	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption of, or delays in receiving, supplies of Aramchol or any other product candidate from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

•	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruptions or delays in the operations of the FDA, EMA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA or other regulatory authorities with respect to regulatory submissions;

•	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies; and

•	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may continue to severely impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 may continue to impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the coronavirus outbreak may also have the effect of heightening many of the other risks described in this Form 6-K, in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, our Form 6-K filed with the SEC on May 14, 2020 and our Form 6-K filed with the SEC on August 6, 2020.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources. To date, there are no approved therapies for NASH. The regulatory approval process for product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. There is not a tested and successful approval path for NASH drugs that we can use as an example and we expect that such a path for regulatory approval for NASH treatments may continue to evolve in the near term as we and other companies refine our regulatory approval strategies and interact with regulatory authorities. As an example, the FDA recently issued a complete response letter, or the CRL, regarding the new drug application of Intercept’s obeticholic acid for the treatment of NASH. According to Intercept, the CRL indicated that, based on the data the FDA has reviewed to date, the FDA has determined that the predicted benefit of OCA based on a surrogate histopathologic endpoint remains uncertain and does not sufficiently outweigh the potential risks to support accelerated approval for the treatment of patients with liver fibrosis due to NASH. Further, according to Intercept, at that time the FDA recommended that Intercept submit additional post-interim analysis efficacy and safety data from its ongoing study in support of potential accelerated approval and that the long-term outcomes phase of the study should continue.

In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. As part of our ongoing review process, we received certain comments from the FDA in the form of guidance regarding our ARMOR Study trial design and statistical analysis plan in which, among other things, the FDA recommended that we should consider that the duration of the first part of the study (histology based) be extended to longer than 52 weeks and that the study safety database be increased. We are in an ongoing dialogue with the FDA with respect to the comments. In the event that we extend the duration of the first part of the study or make other changes to the study design this would result in a further delay in the completion of the ARMOR Study and make the clinical trial process more expensive. In addition, our primary use patent for the treatment of Aramchol for fatty liver is expected to expire prior to submission of a new drug application, or NDA, precluding any patent restoration term (See “Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential switch of Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them” in our Form 6-K filed with the SEC on May 14, 2020). Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, the FDA has indicated that the results of the ARMOR Study must be unequivocal and highly persuasive for a single Phase 3 study to support an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol end points, the FDA may not view the results as sufficient to support an NDA. Any additional delays in the completion of the ARMOR Study or any additional preclinical studies or clinical trials would require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. As a result of the foregoing, the research and development, preclinical studies and clinical testing of Aramchol and any other product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We recently started developing Aramchol in combination with other therapies, which exposes us to additional risks.

We recently started developing Aramchol in combination with investigational therapies. For example, we recently entered into a research agreement aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment of NASH and we recently entered into a research collaboration with MyBiotics to investigate the combination of MyBiotics’ microbiome therapeutic platform and Aramchol. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA or EMA approval. If the FDA, EMA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 12, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 12, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer